FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing  the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated January 22, 2009 entitled, "CN reports Q4-2008 net income of C$573 million, or C$1.21 per diluted share, including deferred income tax recovery of C$0.09".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2008 net income of C$573 million,
or C$1.21 per diluted share, including deferred
income tax recovery of C$0.09

MONTREAL, Jan. 22, 2009 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the quarter and year ended Dec. 31, 2008.

Fourth-quarter 2008 highlights

•	Net income was C$573 million, or C$1.21 per diluted share, including a deferred income tax recovery of C$42 million, or C$0.09 per diluted share.
•	Revenues increased 13 per cent over Q4-2007 to C$2,200 million, while operating expenses rose 15 per cent to C$1,380 million.
•	Operating income was C$820 million, an increase of 11 per cent from the year earlier results, with the operating ratio increasing six-tenths of a point to 62.7 per cent.
•	Strong full-year 2008 free cash flow of C$794 million. (1)

Net income for the fourth quarter of 2008 was C$573 million, or C$1.21 per diluted share, including a deferred income tax recovery of C$42 million (C$0.09 per diluted share) resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years. Excluding this item, adjusted fourth-quarter 2008 net income was C$531 million, or C$1.12 per diluted share. (1)

Net income for the comparable quarter of 2007 was C$833 million, or C$1.68 per diluted share, including a net deferred income tax recovery of C$284 million (C$0.57 per diluted share) resulting from the enactment of corporate income tax rate changes in Canada, and after-tax gains of C$64 million (C$0.13 per diluted share) on the sale of CN’s Central Station Complex (CSC) in Montreal and C$41 million (C$0.08 per diluted share) on the sale of the Company’s investment in English Welsh and Scottish Railway (EWS). Excluding these items, CN’s adjusted fourth-quarter 2007 net income was C$444 million, or C$0.90 per diluted share. (1)

E. Hunter Harrison, president and chief executive officer, said: “CN turned in a solid fourth-quarter 2008 performance despite significantly lower volumes. Two factors acted as shock absorbers, offsetting the impact of the weaker volumes on our results. One was the decline in the value of the Canadian dollar versus the American dollar, which had a net positive translation impact on the conversion of U.S. dollar-denominated revenues and expenses into Canadian dollars. The second was the two-month lag in CN’s fuel surcharge catching up to lower fuel prices.”

“The North American economy is in recession, and we do not know how long or deep it will be,” said Harrison. “And, although overall freight demand is much weaker, the basic driver of our business – demand for reliable, efficient, cost-effective transportation – remains intact. To meet our long-term objectives, we will continue to maintain pricing discipline and pursue opportunities that extend beyond business-cycle considerations.

“At the same time we will continue to do what’s necessary to manage our assets and costs effectively in response to lower traffic volumes. CN, as one of the rail industry’s most efficient operators, is well positioned to face the challenges of the current economic environment, and we are committed to making additional productivity improvements.”

Harrison added: “CN has a very resilient business model and a highly talented and dedicated team of railroaders, as demonstrated by our 2008 results.  Looking ahead, 2009 will present even greater challenges, but we expect to continue to deliver value to our customers and shareholders.”

Fourth-quarter 2008 results

Fourth-quarter 2008 results from operations were affected by significant weakness in almost all markets, primarily as a result of the current economic environment.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the Company, declined by 10 per cent during the quarter versus the comparable period of 2007.

Revenues for the final quarter of 2008 increased 13 per cent to C$2,200 million. The increase was mainly due to the positive C$230-million translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues and freight rate increases, including a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices. These gains were partly offset by lower volumes in almost all commodity groups due to weak market conditions. In addition, the decision of the Canadian Transportation Agency (CTA) to retroactively reduce rail revenue entitlement for grain transportation and the CTA’s determination that CN exceeded the revenue cap for the 2007-08 crop year reduced grain revenues by C$26 million. Associated penalties of C$4 million increased the Company’s casualty and other expense.

Operating expenses for the fourth quarter increased by 15 per cent to C$1,380 million, primarily owing to the C$145-million negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses, and increased casualty and other and labor and fringe benefit expenses. These factors were partly offset by lower fuel costs, as a result of a decrease in the average price per U.S. gallon of fuel during the quarter.

Operating income increased 11 per cent to C$820 million, while the operating ratio, defined as operating expenses as a percentage of revenues, increased by 0.6 of a point to 62.7 per cent.

The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, increased fourth-quarter 2008 net income by approximately C$45 million, or 10 cents per diluted share.

Full-year 2008 results

Net income for 2008 was C$1,895 million, or C$3.95 per diluted share, compared with net income of C$2,158 million, or C$4.25 per diluted share, for 2007.

CN’s 2008 net income included a deferred income tax recovery of C$117 million (C$0.24 per diluted share), of which C$83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, C$23 million was due to lower corporate income tax rates in Canada, and C$11 million was due to net capital losses arising from the reorganization of a subsidiary. Excluding the deferred income tax recovery, adjusted 2008 net income was C$1,778 million, or C$3.71 per diluted share. (1)

Included in 2007 net income was a net deferred income tax recovery of C$328 million (C$0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and gains on the sales of the CSC of C$64 million after-tax (C$0.13 per diluted share) and the Company’s investment in EWS of C$41 million after-tax (C$0.08 per diluted share). Excluding benefits from favourable tax adjustments and major asset sales, adjusted net income for 2007 was C$1,725 million, or C$3.40 per diluted share. (1)

Operating income for 2008 increased to C$2,894 million from C$2,876 million in 2007.

Revenues for 2008 increased by seven per cent to C$8,482 million, mainly due to freight rate increases, of which approximately half were related to a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices, and higher volumes in specific commodity groups, particularly metals and minerals, intermodal, and coal, which also reflect the negative impact of a conductors’ strike on first-quarter 2007 volumes.

These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions in Canada and the U.S. Midwest during first-quarter 2008, and reduced grain volumes as a result of depleted stockpiles. In addition, the decision of the CTA to retroactively reduce rail revenue entitlement for grain transportation and the CTA’s determination that CN exceeded the revenue cap for the 2007-08 crop year reduced grain revenues by C$26 million. Associated penalties of C$4 million increased the Company’s casualty and other expense.

In the first nine months of the year, CN experienced a C$245 million negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the Company, declined by three per cent in 2008 from the 2007 level.

CN’s 2008 operating expenses increased by 11 per cent, to C$5,588 million, mainly due to higher fuel costs and increases in purchased services and material and in casualty and other expenses.  These factors were partly offset by lower labor and fringe benefits expense.

In the first nine months of the year, CN experienced a positive C$145 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar.

The operating ratio was 65.9 per cent in 2008, compared with 63.6 per cent in 2007, a 2.3-point increase.

The fluctuation of the Canadian dollar relative to the U.S. dollar reduced 2008 net income by approximately C$10 million, or C$0.02 per diluted share.

The financial results in this news release were determined on the basis of U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(1) Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Year ended
	December 31		December 31

	2008	2007	2008	2007
	(Unaudited)
Revenues	$2,200	$1,941	$8,482	$7,897

Operating expenses
Labor and fringe benefits	397	340	1,674	1,701
Purchased services and material	301	259	1,137	1,045
Fuel	304	307	1,403	1,026
Depreciation and amortization	197	173	725	677
Equipment rents	79	60	262	247
Casualty and other	102	66	387	325
Total operating expenses	1,380	1,205	5,588	5,021

Operating income	820	736	2,894	2,876

Interest expense	(110)	(85)	(375)	(336)
Other income	19	159	26	166
Income before income taxes	729	810	2,545	2,706

Income tax recovery (expense)	(156)	23	(650)	(548)
Net income	$573	$833	$1,895	$2,158

Earnings per share
Basic	$1.22	$1.70	$3.99	$4.31
Diluted	$1.21	$1.68	$3.95	$4.25

Weighted-average number of shares
Basic	468.1	489.8	474.7	501.2
Diluted	472.5	495.9	480.0	508.0

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2008 and December 31, 2007, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2008 and 2007.  These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2008 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	December 31	December 31
	2008	2007
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$413	$310
Accounts receivable	913	370
Material and supplies	200	162
Deferred income taxes	98	68
Other	132	138
	1,756	1,048

Properties	23,203	20,413
Intangible and other assets	1,761	1,999

Total assets	$26,720	$23,460

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,386	$1,336
Current portion of long-term debt	506	254
	1,892	1,590

Deferred income taxes	5,511	4,908
Other liabilities and deferred credits	1,353	1,422
Long-term debt	7,405	5,363

Shareholders' equity:
Common shares	4,179	4,283
Accumulated other comprehensive loss	(155)	(31)
Retained earnings	6,535	5,925
	10,559	10,177

Total liabilities and shareholders' equity	$26,720	$23,460
Certain of the 2007 figures have been restated to conform to the 2008 presentation.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2008 and December 31, 2007, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2008 and 2007.  These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2008 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

Subsequent event
The Company's agreement to acquire the principal lines of Elgin, Joliet and Eastern Railway Company (EJ&E) for a purchase price of approximately U.S.$300 million received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on December 24, 2008.  The STB's decision will become effective on January 23, 2009 and the Company expects to close the transaction shortly thereafter and pay the purchase price with cash on hand.  The Company will account for the acquisition using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141(R), "Business Combinations," which became effective for acquisitions closing on or after January 1, 2009.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
	(Unaudited)
Common shares
Balance, beginning of period	$4,171	$4,359	$4,283	$4,459
Stock options exercised and other	9	6	68	89
Share repurchase programs	(1)	(82)	(172)	(265)
Balance, end of period	$4,179	$4,283	$4,179	$4,283

Accumulated other comprehensive loss
Balance, beginning of period	$54	$(257)	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	860	(90)	1,259	(1,004)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(877)	22	(1,266)	788
Pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during the period	(452)	391	(452)	391
Prior service cost arising during the period	(3)	(12)	(3)	(12)
Amortization of net actuarial loss (gain) included in net
periodic benefit cost	-	11	(2)	49
Amortization of prior service cost included in net
periodic benefit cost	3	5	21	21
Derivative instruments	-	(1)	-	(1)
Other comprehensive income (loss) before income taxes	(469)	326	(443)	232
Income tax recovery (expense)	260	(100)	319	(219)
Other comprehensive income (loss)	(209)	226	(124)	13
Balance, end of period	$(155)	$(31)	$(155)	$(31)

Retained earnings
Balance, beginning of period	$6,073	$5,557	$5,925	$5,409
Adoption of new accounting pronouncements (1)	-	-	-	95

Restated balance, beginning of period	6,073	5,557	5,925	5,504
Net income	573	833	1,895	2,158
Share repurchase programs	(3)	(363)	(849)	(1,319)
Dividends	(108)	(102)	(436)	(418)
Balance, end of period	$6,535	$5,925	$6,535	$5,925

(1)
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.  The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
	(Unaudited)
Operating activities
Net income	$573	$833	$1,895	$2,158
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	197	172	725	678
Deferred income taxes	43	(207)	230	(82)
Gain on sale of Central Station Complex	-	(92)	-	(92)
Gain on sale of investment in English Welsh and Scottish Railway	-	(61)	-	(61)
Other changes in:
Accounts receivable	(173)	267	(432)	229
Material and supplies	25	44	(23)	18
Accounts payable and other	(28)	99	(127)	(396)
Other current assets	2	(9)	37	84
Other	(139)	(122)	(274)	(119)
Cash provided from operating activities	500	942	2,031	2,417

Investing activities
Property additions	(480)	(490)	(1,424)	(1,387)
Acquisitions, net of cash acquired	(50)	(25)	(50)	(25)
Sale of Central Station Complex	-	351	-	351
Sale of investment in English Welsh and Scottish Railway	-	114	-	114
Other, net	32	26	74	52
Cash used by investing activities	(498)	(24)	(1,400)	(895)

Financing activities
Issuance of long-term debt	1,003	846	4,433	4,171
Reduction of long-term debt	(793)	(1,120)	(3,589)	(3,589)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized	6	4	54	77
Repurchase of common shares	(4)	(445)	(1,021)	(1,584)
Dividends paid	(108)	(102)	(436)	(418)
Cash provided from (used by) financing activities	104	(817)	(559)	(1,343)
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	19	(5)	31	(48)
Net increase in cash and cash equivalents	125	96	103	131
Cash and cash equivalents, beginning of period	288	214	310	179
Cash and cash equivalents, end of period	$413	$310	$413	$310

Supplemental cash flow information
Net cash receipts from customers and other	$1,987	$2,209	$8,012	$8,139
Net cash payments for:
Employee services, suppliers and other expenses	(1,171)	(979)	(4,920)	(4,323)
Interest	(124)	(67)	(396)	(340)
Workforce reductions	(5)	(7)	(22)	(31)
Personal injury and other claims	(29)	(28)	(91)	(86)
Pensions	(50)	(25)	(127)	(75)
Income taxes	(108)	(161)	(425)	(867)
Cash provided from operating activities	$500	$942	$2,031	$2,417
Certain of the 2007 figures have been restated to conform to the 2008 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,977	1,763	7,641	7,186
Gross ton miles (GTM) (millions)	81,871	89,315	339,854	347,898
Revenue ton miles (RTM) (millions)	42,382	47,151	177,951	184,148
Carloads (thousands)	1,078	1,205	4,615	4,744
Route miles (includes Canada and the U.S.)	20,961	20,421	20,961	20,421
Employees (end of period)	22,227	22,696	22,227	22,696
Employees (average for the period)	22,461	22,796	22,695	22,389

Productivity

Operating ratio (%)	62.7	62.1	65.9	63.6
Rail freight revenue per RTM (cents)	4.66	3.74	4.29	3.90
Rail freight revenue per carload ($)	1,834	1,463	1,656	1,515
Operating expenses per GTM (cents)	1.69	1.35	1.64	1.44
Labor and fringe benefits expense per GTM (cents)	0.48	0.38	0.49	0.49
GTMs per average number of employees (thousands)	3,645	3,918	14,975	15,539
Diesel fuel consumed (U.S. gallons in millions)	93	102	380	392
Average fuel price ($/U.S. gallon)	2.88	2.70	3.39	2.40
GTMs per U.S. gallon of fuel consumed	880	876	894	887

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.7	2.1	1.8	1.9
Accident rate per million train miles (2)	2.8	3.6	2.6	2.7

Financial ratio

Debt to total capitalization ratio (% at end of period)	42.8	35.6	42.8	35.6
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31			Year ended December 31
			Variance			Variance
	2008	2007	Fav (Unfav)	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	359	306	17%	1,346	1,226	10%
Metals and minerals	237	195	22%	950	826	15%
Forest products	366	336	9%	1,436	1,552	(7%)
Coal	132	98	35%	478	385	24%
Grain and fertilizers	381	350	9%	1,382	1,311	5%
Intermodal	390	362	8%	1,580	1,382	14%
Automotive	112	116	(3%)	469	504	(7%)
Total rail freight revenue	1,977	1,763	12%	7,641	7,186	6%
Other revenues	223	178	25%	841	711	18%
Total revenues	2,200	1,941	13%	8,482	7,897	7%

Revenue ton miles (millions)
Petroleum and chemicals	7,678	8,473	(9%)	32,346	32,761	(1%)
Metals and minerals	3,982	4,305	(8%)	17,953	16,719	7%
Forest products	7,848	9,156	(14%)	33,847	39,808	(15%)
Coal	3,697	3,432	8%	14,886	13,776	8%
Grain and fertilizers	10,592	12,550	(16%)	42,507	45,359	(6%)
Intermodal	8,027	8,493	(5%)	33,822	32,607	4%
Automotive	558	742	(25%)	2,590	3,118	(17%)
	42,382	47,151	(10%)	177,951	184,148	(3%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.66	3.74	25%	4.29	3.90	10%
Commodity groups:
Petroleum and chemicals	4.68	3.61	30%	4.16	3.74	11%
Metals and minerals	5.95	4.53	31%	5.29	4.94	7%
Forest products	4.66	3.67	27%	4.24	3.90	9%
Coal	3.57	2.86	25%	3.21	2.79	15%
Grain and fertilizers	3.60	2.79	29%	3.25	2.89	12%
Intermodal	4.86	4.26	14%	4.67	4.24	10%
Automotive	20.07	15.63	28%	18.11	16.16	12%

Carloads (thousands)
Petroleum and chemicals	123	151	(19%)	547	599	(9%)
Metals and minerals	228	261	(13%)	1,025	1,010	1%
Forest products	116	134	(13%)	511	584	(13%)
Coal	95	86	10%	375	361	4%
Grain and fertilizers	143	162	(12%)	579	601	(4%)
Intermodal	332	346	(4%)	1,377	1,324	4%
Automotive	41	65	(37%)	201	265	(24%)
	1,078	1,205	(11%)	4,615	4,744	(3%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,834	1,463	25%	1,656	1,515	9%
Commodity groups:
Petroleum and chemicals	2,919	2,026	44%	2,461	2,047	20%
Metals and minerals	1,039	747	39%	927	818	13%
Forest products	3,155	2,507	26%	2,810	2,658	6%
Coal	1,389	1,140	22%	1,275	1,066	20%
Grain and fertilizers	2,664	2,160	23%	2,387	2,181	9%
Intermodal	1,175	1,046	12%	1,147	1,044	10%
Automotive	2,732	1,785	53%	2,333	1,902	23%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
During the three months and year ended December 31, 2008, the Company reported adjusted net income of $531 million, or $1.12 per diluted share, and $1,778 million, or $3.71 per diluted share, respectively.  The fourth quarter adjusted figures exclude the impact of a net deferred income tax recovery of $42 million ($0.09 per diluted share) resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years.  The year-to-date December 31, 2008 adjusted figures exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million was due to the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.
During the three months and year ended December 31, 2007, the Company reported adjusted net income of $444 million, or $0.90 per diluted share, and $1,725 million, or $3.40 per diluted share, respectively. These adjusted figures exclude the impact of a net deferred income tax recovery of $284 million ($0.57 per diluted share) in the fourth quarter and $328 million ($0.64 per diluted share) for the year ended December 31, 2007 that resulted mainly from the enactment of corporate income tax rate changes in Canada.  Also excluded from adjusted net income for both the three- and twelve-month periods were the gains on sale of the Central Station Complex of $92 million or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million or $41 million after-tax ($0.08 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2008 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2008 and 2007, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2008			December 31, 2008
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,200	$-	$2,200	$8,482	$-	$8,482
Operating expenses	1,380	-	1,380	5,588	-	5,588
Operating income	820	-	820	2,894	-	2,894
Interest expense	(110)	-	(110)	(375)	-	(375)
Other income	19	-	19	26	-	26
Income before income taxes	729	-	729	2,545	-	2,545
Income tax expense	(156)	(42)	(198)	(650)	(117)	(767)
Net income	$573	$(42)	$531	$1,895	$(117)	$1,778

Basic earnings per share	$1.22	$(0.09)	$1.13	$3.99	$(0.24)	$3.75
Diluted earnings per share	$1.21	$(0.09)	$1.12	$3.95	$(0.24)	$3.71

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Year ended
	December 31, 2007			December 31, 2007
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,941	$-	$1,941	$7,897	$-	$7,897
Operating expenses	1,205	-	1,205	5,021	-	5,021
Operating income	736	-	736	2,876	-	2,876
Interest expense	(85)	-	(85)	(336)	-	(336)
Other income	159	(153)	6	166	(153)	13
Income before income taxes	810	(153)	657	2,706	(153)	2,553
Income tax recovery (expense)	23	(236)	(213)	(548)	(280)	(828)
Net income	$833	$(389)	$444	$2,158	$(433)	$1,725

Basic earnings per share	$1.70	$(0.79)	$0.91	$4.31	$(0.87)	$3.44
Diluted earnings per share	$1.68	$(0.78)	$0.90	$4.25	$(0.85)	$3.40

Free cash flow
The Company generated $311 million and $794 million of free cash flow for the three months and year ended December 31, 2008, respectively, compared to $635 million and $828 million of free cash flow for the same periods in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2008	2007	2008	2007

Cash provided from operating activities	$500	$942	$2,031	$2,417
Cash used by investing activities	(498)	(24)	(1,400)	(895)
Cash provided before financing activities	2	918	631	1,522

Adjustments:
Change in accounts receivable securitization	398	(176)	568	(228)
Dividends paid	(108)	(102)	(436)	(418)
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	19	(5)	31	(48)
Free cash flow	$311	$635	$794	$828

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 22, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel